ASGI Corbin Multi-Strategy Fund, LLC


ITEM 77Q.2.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the most recent fiscal year, to the Fund's knowledge, based solely on a review of reports furnished to the Fund and on representations made, all required persons, complied with all filing requirements pursuant to Section 16(a).